Exhibit 99.1

Ituran, Microsoft and Porsche Carrera Cup Collaborate to Boost
Motorsport Performance with Real-Time Telemetry Data

This collaboration drives innovation in motorsports through real-time cloud-based telemetry data, enhancing performance, efficiency, and race strategy

Azour, Israel – August 14, 2024 – Ituran Location and Control Ltd. (Nasdaq: ITRN), a global leader in vehicle telematics and location-based services, is proud to announce a partnership with Microsoft and Porsche, bringing cutting-edge real-time data telemetry technology to the world of motorsports for the Porsche Carrera Cup motor race. This collaboration leverages advanced real-time data collection, transmission, and cloud-based analysis, empowering Porsche racing teams to optimize performance during races. The technology underwent rigorous testing throughout the 2023 season in Brazil and for the current 2024 season of the Porsche Carrera Cup, it is fully operational in Brazil, Argentina and Portugal.

The Porsche Carrera Cup is a motor racing series dedicated to Porsche sports cars, specifically focusing on Porsche 911 GT3 vehicles. This series is known for its high-performance cars, all of which are identical, which means that success largely depends on the skill of the driver and the strategy of the team and its engineers, rather than differences in car performance.

As technology becomes increasingly critical in competitive environments, the Porsche Carrera Cup, in collaboration with Microsoft and Ituran, has embraced innovation by enabling live data telemetry from all racing vehicles. All the telemetry data is collected and transmitted via the public mobile network in real-time to the Microsoft Azure cloud, through an Ituran telematics device installed and connected inductively to the Porsche sportscar's data network. This allows the various Porsche engineering teams to make quick, informed and actionable decisions in real-time during races, improving driver and car performance, and increasing the likelihood of success. It also increases safety by diagnosing in real-time situations where malfunctions may occur, thereby preventing damage to cars and potential driver injury.

Eyal Sheratzky, CEO of Ituran, commented: "We are incredibly proud to be part of this pioneering initiative, working with leading car manufacturer, Porsche, as well as the world’s leading software company, Microsoft. Furthermore, motorsports represent the cutting-edge of what is possible in 2024 and the fact that Ituran technology is the heart of the Porsche racing car telemetry system, demonstrates our technological leadership.”

“We see the transformative impact of this technology to the Porsche Carrera Cup, by empowering the racing teams to make key real-time strategic decisions through instant, data-driven insights that can determine the outcome of a race. This project reflects our vision for the future, continually innovating for the connected-car and bringing the very latest technologies to Ituran’s products and services. We are already looking to leverage the new capabilities developed for this project throughout our business.”

Please see the video with English subtitles describing the event and Ituran’s technology:
https://www.youtube.com/watch?v=bKK0H2Q4WMA

About Ituran

Ituran is a leader in the mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.3 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact Udi Mizrahi udi_m@ituran.com Deputy CEO and VP Finance, Ituran (Israel) +972 3 557 1348	International Investor Relations Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040